EXHIBIT 21

Subsidiaries of InterDigital, Inc.

Company	Jurisdiction/State of Incorporation or Organization
InterDigital Canada Ltd.	Delaware
InterDigital Communications, LLC	Pennsylvania
InterDigital Facility Company	Delaware
InterDigital Finance Corporation	Delaware
InterDigital Advanced Technologies, Inc.	Delaware
InterDigital Patent Holdings, Inc.	Delaware
InterDigital Technology Corporation	Delaware
IPR Licensing, Inc.	Delaware
Tantivy Communications, Inc.	Delaware